UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
[redacted]SHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

02057047

Act '34 Act
Section 15(b)
Rule
Public
Availability July 8, 2002

July 8, 2002

NO ACT
PE 11-28-2001
132-02398

PROCESSED
NOV 0 7 2002
THOMSON
FINANCIAL

Mr. Alan D. Pauw
Reed, Weitkamp, Schell, & Vice PLLC
500 West Jefferson Street, Suite 2400
Louisville, KY 40202-2812

Re: Granting of No-Action Request of Kentucky Public Emloyees' Deferred Compensation Authority

Dear Mr. Pauw:

In your letters dated June 13, 2001 and November 28, 2001, on behalf of the Kentucky Public Employees' Deferred Compensation Authority ("Authority"), you have asked for assurances that the Division of Market Regulation ("Division") would not recommend enforcement action to the Commission under Section 15(a) of the Securities Exchange Act of 1934 ("Exchange Act") if the Authority or its employees engage in the activities described in your letters without the Authority or its employees registering as broker-dealers in accordance with Section 15(b) of the Exchange Act.

Response:

While taking no position regarding whether interests in the Kentucky Public Employees' 401(k) Deferred Compensation Plan and the Kentucky Employees' 457 Deferred Compensation Plan (collectively, the "Plans") offered by the Authority and its employees are securities, based on the facts presented and the representations you have made, and particularly on the representations that (1) the Plans were created pursuant to Kentucky statute and the Authority was created pursuant to executive order of the Governor of Kentucky for the purpose of increasing Plan availability to all eligible employees; (2) neither the Authority nor the employees will handle funds or securities of the Plans; (3) employees will not provide specific investment advice or recommend the selection of any investment option; (4) cost savings from the receipt of 12b-1 fees by the Authority will be passed through to participants of the Plans; and (5) the employees will all meet the conditions of Rule 3a4-1(a)1-3 and 4(i)(D),[1] the staff of the Division will not

[1] In particular, (a) the employees of the Authority will not be subject to a statutory disqualification as that term is defined in Section 3(a)(39) of the Exchange Act, at the time of their participation, (b) the employees of the Authority will not receive transaction-based compensation in connection with their activities, (c) the employees of the Authority will not be associated persons of a broker-dealer at the time of their

recommend enforcement action to the Commission under Section 15(a) of the Exchange Act if the Authority and its employees engage in the activities described in your letters without registering as broker-dealers under Section 15(b).

Finally, we note that the Authority and its employees are already engaging in some of the activities that are the subject of your request.[2] As a matter of policy, the staff grants no-action relief only prospectively, not retroactively.[3] Therefore, no-action relief covers only those activities occurring subsequent to this letter's issuance.

This position concerns enforcement action only and does not represent a legal conclusion regarding the applicability of statutory or regulatory provisions of the federal securities laws. Moreover, this position is based on strict adherence by the Authority and its employees with the representations you have made, and any different facts or conditions might require a different response.

Sincerely,

Catherine McGuire
Chief Counsel

---

participation, (d) and the employees of the Authority will restrict their participation to transactions involving offers and sales of interests in the Plans.

[2] We assume these activities were conducted in reliance on the 3a4-1 safe harbor.

[3] *See* Letter re: Oil-N-Gas (June 8, 2000); Letter re: The PNC Financial Common (May 24, 1989).

REED WEITKAMP
SCHELL & VICE PLLC

2400 Citizens Plaza
Louisville, Kentucky 40202
(502) 589-1000
Facsimile (502) 562-2200
apauw@rwscv.com

Alan D. Pauw

June 13, 2001

1934 Act/3(a)(4)
1934 Act/15(a)(1)

VIA FEDERAL EXPRESS

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

JUL 31 2002

DIVISION OF MARKET REGULATION

Catherine McGuire, Chief Counsel
Division of Market Regulation
Securities and Exchange Commission
450 5th Street NW
Washington, DC 20549

Re: Securities Exchange Act Sections 3(a)(4), 15(a)(1)
Investment Company Act Section 2(b)
Investment Advisers Act Section 202(b)

Dear Ms. McGuire:

On behalf of the Kentucky Public Employees' Deferred Compensation Authority ("Authority"), this is to seek confirmation of our view that neither the Authority nor its employees should be deemed to be a "broker" required to register under Section 15(a)(1) of the Securities Exchange Act of 1934 (the "Exchange Act") in performing services described in this letter for eligible employees and participants of two state-sponsored retirement plans. We respectfully request that the staff of the Securities and Exchange Commission ("Commission") (1) advise us that the Commission will not recommend any enforcement action if the activities described below by the Authority and its employees are conducted without registration under Section 15(a)(1) of the Exchange Act; and (2) agree not to recommend enforcement action to the Commission if the retirement plans conduct activities described below by the Authority and its employees without registration under the Investment Company Act of 1940 and the Investment Advisers Act of 1940.

In accordance with 17 CFR 200.81 as modified pursuant to Commission Release No. 6269, enclosed are eight copies of this no action request.

BACKGROUND

The Authority is the plan administrator of two voluntary participant-funded tax-sheltered retirement plans sponsored by the Commonwealth of Kentucky: Kentucky Public Employees' 401(k) Deferred Compensation Plan ("401(k) Plan") and Kentucky Employees' 457 Deferred Compensation Plan ("457 Plan") (together, the "Plans"). The Authority administers the terms of the Plans in compliance with Kentucky statutory requirements and pursuant to the requirements of Sections 401(k) and 457 of the Internal Revenue Code of 1986, as amended ("Code"). The Plans were created pursuant to state statute, and the 457 Plan was initially effective June 21, 1974. The 401(k) Plan was originally adopted as of January 1, 1985.

Eligibility for participation in the Plans begins on date of hire, and employees of the Commonwealth of Kentucky and its agencies and local governments and public school districts and universities may elect to contribute salary deferrals under the 401(k) Plan and deferred compensation under the 457 Plan on a before-tax basis as a way to save for retirement. Employee contributions are held in two exclusive benefit trusts, the 401(k) Trust and 457 Trust (together, the "Trusts"), and the Trusts are trusteed by a Board of Trustees, members of which serve ex-officio (Personnel and Finance and Administration Cabinets) and upon appointment by the Governor of Kentucky. Trust assets representing participant contributions and related earnings are segregated from assets of participating employers. Currently, there are 618 participating employers, and the Plans benefit approximately 52,000 participants.

The Authority was created pursuant to executive order of the Governor of Kentucky which established its status as a state authority to administer the benefits of the Plans, and the Authority staff serves at the direction of the Board of Trustees to interpret and implement the terms of the Plans. The Authority's main purpose and objective is the proper implementation of the Plans and dissemination of information about the benefits offered by the Plans so as to increase Plan availability to all eligible employees; this is accomplished by explaining the eligibility of benefits and distributions and by providing investment materials for participants' selection of investment of their account balances.

The Authority's budget is supported from participant-based fees paid from assets of the Plans and expense reimbursements from mutual fund providers. Participants in the Plans may elect from a menu of 31 investment options; please see enclosed Plan Spectrum of Investment Options identifying all such investment options of the Plans. Certain mutual fund investments of the Plans return a portion or all of the "12b-1" (distribution/marketing) fees taken at the mutual fund level as cash payments to the Authority pursuant to written agreement. In addition to 12b-1 fees, cash payments representing savings on recordkeeping fees (e.g., accounting of individual participant contributions and allocation of earnings) are made by certain mutual funds to the Authority. That is, certain providers price their mutual fund fees to include recordkeeping services, and since recordkeeping for the Plans is performed by a third party administrator, some of these providers offset their full price by an amount representing recordkeeping expenses. For at least one mutual fund provider, expense reimbursements increase (and hence cost savings to the Plans increase) if certain asset levels representing Plan investments directed by participants into such mutual fund -- or combined affiliated funds offered by such provider are reached. Payments of 12b-1 fees and recordkeeping offsets totalled approximately $670,000 for the nine-month period ending March 31, 2001, compared to total Authority revenue during such period of approximately $3.2 million. The Authority contemplates that expense reimbursements of this sort will increase in the future and thereby constitute a larger percentage of the Authority's budget. Should that happen, the Authority plans to reduce aggregate participant fees (as has been done over the past six years) and, in effect, pass through such cost savings to participants of the Plans.

The Authority currently employs 21 full-time staff members and has in the past engaged and currently engages third parties to conduct marketing and communication efforts for the Plans. Presently, the third party providing marketing services is under contract which expires June 30, 2003, and the contract is subject to termination upon 30 days' prior notice of the Authority. In order to improve administrative efficiency and generate cost savings for the participants of the Plans, the Authority is considering hiring sufficient staff to provide marketing and communication services directly to participants and eligible employees of the Plans (i.e., state and local government employees and employees of Kentucky public school districts and universities). If adopted, this would bring such services "in-house" so that Authority employees would perform the following services and activities:

- distribute informational materials relating to Plan provisions and benefits
- assist with enrollment into the Plans
- communicate benefits and terms of the Plans and investment options
- assist with deferral election and change requests
- explain investment procedures and respond to questions regarding investment option changes/exchanges and beneficiary designations
- explain eligibility requirements and limitations and risks associated with Plan investments
- assist and participate in investment education and retirement planning seminars

- explain investment fundamentals
- distribute investment materials explaining Plan investments and historical rates of return of Plan investment options
- explain the provisions of the Plans to potential participating employers for the adoption of the Plans for the benefit of their employees

(altogether, defined for the purpose of this request, as "In-house Marketing Services")

The Authority expects to employ a minimum of eight employees working "in the field" and three to four office administrators for the performance of In-house Marketing Services. All of these individuals will be state employees and paid salary in accordance with state pay and benefits requirements; they will not be paid any form of commission-based or transaction-based compensation. Field employees will be based from their home offices and serve eligible employees and prospective Plan participants by covering identified regions throughout Kentucky. Also, they will perform In-house Marketing Services by conducting employee group meetings at employer sites, meeting one-on-one with Plan participants, and participating in Plan-sponsored "expos" (both on- and off-employer sites) at which eligible employees and participants attend.

In their performance of In-house Marketing Services, Authority employees will be explaining investment options of the Plans and distributing investment materials including, in part, historical rates of returns published by third party investment managers and mutual funds. Authority employees, however, will not recommend any investment option or provide any investment advisory services to participants of the Plans. Authority employees will, furthermore, be instructed not to render specific advice or suggest a selection of any investment option or recommend one option in preference to another. The Authority anticipates that In-house Marketing Services will include providing generic investment education relating to risk and return, asset allocation, inflation risk, investment horizon and other related investment topics in generality -- not specific advice regarding any individual investment option.

The Authority does not take custody or control over assets of the Plans. For instance, Authority employees do not now nor is it contemplated that they will ever collect or hold any contributions of the Plans; in contrast, Plan participants directly authorize their employers to initiate payroll deduction by way of a "participation agreement" completed by participants and forwarded to their employers. Employers transfer participant payroll deductions to the Trusts for investment upon receipt of a participation agreement. Plan assets are held in trust by custodial banks which produce trust account reports which are used for allocation of participant account balances by a third party administrator. Plan investments are handled by a 1-800 voice-response telephone service to a third party administrator and also by direct phone call to Authority staff. Web-based e-directions of participants are also used to direct investments. The third party administrator instructs bank custodians to execute buy-sell orders based upon the direct, private and confidential instructions of Plan participants for investment of their Plan balances.

DISCUSSION

Section 3(a)(4) of the Exchange Act defines the term "broker" as "any person engaged in the business of effecting transactions in securities for the account of others, but does not include a bank." Section 15(a)(1) of the Exchange Act makes it unlawful for a broker to effect transactions in securities or to induce or attempt to induce the purchase or sale of any security, other than exempted securities, without registration. As discussed below, it is the position of the Authority that neither it nor its employees should be required by Section 15(a)(1) to register as a broker in connection with their performance of In-house Marketing Services since in their performance of In-house Marketing Services they do not meet the statutory definition of "broker."

Based on our analysis of Commission no action letters, an appropriate interpretation of the definition of broker, for this no action request, is that a "broker" is someone who (1) takes custody or exercises direct or indirect control over Plan securities or otherwise handles Plan securities; (2) renders specific investment advice meant for a participant's disposition or retention of securities under the Plans; (3) holds himself out to the public as a broker; (4) receives transaction-based or commission compensation which is contingent upon purchases and sales of Plan securities; or (5) induces or attempts to induce a Plan participant to purchase or sell Plan investments.

These five factors are determinative and supported by the following Commission no action letters. First, the Commission ruled that the phrase "engaged in the business of effecting transactions in securities" under Section 3(a)(4) of the Exchange Act means the offering and selling of securities and the supervision of such activities, in Commission No Action Letter, American Leisure Associates, Inc. (September 13, 1973). Also, in Commission No Action Letter Urrutia, Carlos M. (August 27, 1980), the Commission ruled that a person who merely accepts a telephone order from a customer for transmittal to a registered representative is considered to be performing a ministerial or clerical function; however, a person whose compensation is based, directly or indirectly, on securities transactions is likely to be engaged in sales of securities. The Commission, in No Action Letter, Standard Insurance Company (January 26, 1999), recommended no enforcement under Exchange Act Section 15(a) because, in the context of demutualization of an insurance company, (i) no employee is compensated, directly or indirectly, for his efforts in connection with explaining demutualization to existing policyholders; (ii) employees' activities are strictly limited and supervised; and (iii) employees do not handle customer funds and securities. This construction of the definition of "broker" is further supported by Commission No Action Letter, Union Texas Petroleum Corp. (April 27, 1987), in which the Commission recommended no enforcement where (i) employees do not render specific investment advice, (ii) investment decisions are made at the direction of participants without involvement by employees of the plan sponsor, (iii) amounts withheld from pay are forwarded directly to investment providers, and (iv) securities' trades are not effected by such employees.

The Authority should not be considered a broker under Section 3(a)(4) of the Exchange Act because the Authority is not in the business of effecting transactions in securities. Our request with respect to Authority employees is discussed below. The Authority does not act as nor does it hold itself out to the public in such capacity. Under state law and the terms of the Plans, the Authority does not retain the authority to direct or modify the investment options of the Plans -- that authority rests with the Board of Trustees which determines investment options. Pursuant to agreements with certain mutual fund providers of investment options of the Plans, mutual funds return a portion of 12b-1 fees assessed at the mutual fund level as a cost savings to the Plans. Also, the Authority receives payments from certain mutual funds to offset recordkeeping fees taken at the fund level. These reimbursements have assisted the Authority in reducing participant asset-based fees for the past several years; for instance, participant fees have declined more than 40% over the past several years. Reimbursements of this type are not passed on to employees of the Authority in the form of remuneration or otherwise. Accordingly, the Authority does not receive any separate compensation by virtue of participant purchases or sales of securities.

The Governor of Kentucky by executive order created the Authority to administer the benefits of the Plans, and Authority staff serves at the direction of the Board of Trustees to interpret and implement the terms of the Plans. The Authority's main purpose and objective is the proper implementation of the Plans and dissemination of information about the benefits offered by the Plans so as to increase Plan availability to all eligible employees; this is accomplished by explaining the eligibility of benefits and the form and timing of distributions and by providing investment materials for participants' selection of investment of their account balances. In sum, the Authority is an administrator of the two employee benefit Plans, not a "broker" effecting trades of securities.

Likewise, employees of the Authority will not be in the business of effecting securities transactions in their performance of In-house Marketing Services. Authority employees will be explaining the various investment options of the Plans and distributing investment materials including, in part, historical rates of returns published by third party investment managers and mutual funds. Authority employees, however, will not recommend any specific investment option or provide any investment advisory services to participants of the Plans. Authority employees will, furthermore, be instructed not to render specific advice or suggest a selection of any investment option or recommend one option in preference to another. Generic investment education relating to risk and return, asset allocation, inflation risk, investment horizon and other related investment topics will be provided in generality -- not specific advice regarding any individual investment option. Finally, Authority employees will be paid salary and benefits of a state employee appropriate to their individual salary grades; no compensation will be based on commission, transaction-based, or based on whether any participant invests in any individual investment option.

Moreover, the Authority does not take custody or control over assets of the Plans. For instance, Authority employees do not now nor is it contemplated that they will ever collect or hold any contributions of the Plans; in contrast, Plan participants directly authorize their employers to initiate payroll deduction by way of a participation agreement completed by participants and forwarded to their employers. Employers transfer participant payroll deductions to the Trusts for investment upon receipt of a participation agreement. Plan assets are held in trust by custodial banks which produce trust account reports which are used for allocation of participant account balances by a third party administrator. Plan investments are handled by a 1-800 voice-response telephone service and also by direct phone call to Authority staff, and, finally, by web-based e-directions of participants to a third party administrator; the third party administrator instructs bank custodians to execute buy-sell orders based upon these direct, private and confidential instructions of Plan participants for investment of their Plan balances.

Based on the foregoing description of relevant facts and applicable law and regulatory authorities, the Authority concludes that In-house Marketing Services should not be considered activities of a broker as defined under Section 3(a)(4) of the Exchange Act. Accordingly, the Authority and its employees should not be required under Section 15(a)(1) of the Exchange Act to register as a broker. Therefore, we respectfully request that the staff of the Division of Market Regulation advise us that it will not recommend to the Commission that any enforcement action will be taken if the Authority and its employees perform In-house Marketing Services without registration as a broker under the Exchange Act.

Investment Company Act

Section 2(b) of the Investment Company Act of 1940 ("ICA") generally provides that, unless otherwise specified, the provisions of the ICA shall not apply to a state, any political subdivision of a state, or any agency, authority or instrumentality of a state or any officer, agent or employee of the foregoing. It is the position of the Authority that it may rely on the Section 2(b) exclusion from ICA applicability because it is an authority or instrumentality of the Commonwealth of Kentucky. For example, the creation, authorization and control of the Authority was and will be entirely under the auspices of the Commonwealth of Kentucky. In support of our request, we reference similar ruling of the Commission in No Action Letter, Public Employees' Retirement Board of the State of Oregon, March 3, 1998, in which the Commission concluded, for purposes of the applicability of exemption under Section 2(b) of the ICA, that whether an entity is a political subdivision or instrumentality of a state is determined by reference to state law. Further, the Authority believes that this request does not raise a novel or unique issue of federal law, and accordingly, we respectfully request that the Division of Investment Management conclude that it would not recommend enforcement action to the Commission under Section 7 of the ICA if the Authority and the Plans do not register with the Commission under the ICA in reliance on ICA Section 2(b).

Investment Advisers Act

Similarly, Section 202(b) of the Investment Advisers Act of 1940 ("Advisers Act") generally exempts from application of registration under the Advisers Act a state, any political subdivision of a state, or an agency, authority or instrumentality of a state or any officer, agent or employee of the foregoing. Since it is the position of the Authority that the Authority qualifies as such a state authority or instrumentality and consistent with similar ruling of No Action Letter, Public Employees' Retirement Board of the State of Oregon, March 3, 1998, the Authority requests a ruling of no enforcement action under the Advisers Act by application of the exemption available under Section 202(b) in the event of the Authority's implementation of In-house Marketing Services without registration by the Authority and its employees under the Advisers Act.

The matters described in this letter have not been made public. Publication of the matters set forth in this letter prior to implementation of In-house Marketing Services would have an adverse effect on the proposed activities of the Authority. Accordingly, pursuant to 17 C.F.R. §200.83, on behalf of the Authority, we request that the Commission, pursuant to 17 C.F.R. §200.81, grant this letter confidential treatment under the Freedom of Information Act for a period of 120 days from the date of this letter or until such earlier date on which information contained in this letter relating to the proposed activities of the Authority, described herein, is publicly announced.

We look forward to hearing from you regarding this matter and request a phone conference with staff representatives in view of any anticipated adverse ruling. Please address any questions to the undersigned.

Sincerely,

Alan D. Pauw

ADP:pjh
Enclosures
cc: Robert C. Brown, Executive Director, Kentucky Public Employees' Deferred Compensation Authority
Robert B. Vice, Esq.

REED WEITKAMP
SCHELL & VICE PLLC

2400 Citizens Plaza
Louisville, Kentucky 40202
(502) 589-1000
Facsimile (502) 562-2200
apauw@rwscv.com

Alan D. Pauw

November 28, 2001

VIA FACSIMILE

Fax: (202) 942-9645
Phone: (202) 942-0784

Dan Fischer
Securities and Exchange Commission
450 5th Street NW
Washington, DC 20549

Re: Kentucky Public Employees' Deferred Compensation Authority

Dear Dan:

On behalf of the Kentucky Public Employees' Deferred Compensation Authority ("Authority"), this is to follow-up to your request and supplement the no-action request of the Authority, initially submitted June 22, 1999, and further supplemented by my correspondence dated June 20, 2000 and June 13, 2001.

Capitalized terms used herein shall have the same meaning as defined in the Authority's no-action request.

Additional Background. Employees of the Authority currently perform the following activities and services for participants of the Plans on an occasional and as-needed basis:

- distribute informational materials relating to Plan provisions and benefits
- assist with deferral election and change requests
- explain investment procedures and respond to questions regarding investment option changes/exchanges and beneficiary designations
- assist and participate in investment education and retirement planning seminars
- distribute investment materials explaining Plan investments and historical rates of return and Plan investment options

In-house marketing services (in addition to those identified in the Authority's no-action request) which are not currently being rendered by Authority employees but are anticipated to be performed in-house include performance of the following:

- direct person-to-person solicitations and assistance with enrollment into the Plans
- personal individualized (one-on-one) marketing to encourage Plan participation

- individualized investment discussions and explanations of Plan investment options and provision of general investment information and materials
- communication of generic investment education materials relating to risk and return, asset allocation, inflation risk, and investment horizon
- provision of investment-specific information with respect to individual Plan fund options, via delivery of prospectuses and disclosure materials including, without limitation, performance history, management style and philosophy, style of investment, and investment management composition

Additional Discussion. Authority employees should not be deemed brokers by application of Rule 3a4-1 of the Exchange Act ("Rule 3a4-1"). According to Rule 3a4-1,

(a) an associated person of an issuer of securities shall not be deemed to be a broker solely by reason of his participation in the sale of the securities of such issuer if the associated person:

(1) is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act, at the time of his participation; and

(2) is not compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

(3) is not at the time of his participation an associated person of a broker or dealer; and

(4) meets the conditions of any one of paragraph (a)(4)(i), (ii) or (iii), of this rule:

(i) the associated person restricts his participation to transactions involving offers and sales of securities: ... (D) that are made pursuant to a bonus, profit sharing, pension, retirement, thrift, savings, incentive, stock purchase, stock ownership, stock appreciation, stock option, dividend reinvestment or similar plan for employees of an issuer or a subsidiary of the issuer.

(ii) [Not applicable]

(iii) [Not applicable]

The term "associated person" is defined pursuant to Rule 3a4-1(c)(1) to mean any natural person who is a partner, officer, director, or employee of: (i) the issuer; (ii) a corporate general partner of a limited partnership that is the issuer; (iii) a company or partnership that controls, is controlled by, or is under common control with, the issuer; or (iv) an investment adviser registered under the Investments Advisers Act of 1940 to an investment company registered under the Investment Company Act of 1940 which is the issuer. And, for purposes of Rule 3a4-1, the term "associated person of a broker or dealer" means any partner, officer, director, or branch manager of such broker or dealer (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such broker or dealer, or any employee of such broker or dealer, except that any person associated with a broker or dealer whose functions are solely clerical or ministerial and any person who is required under the laws of any state to register as a broker or dealer in that state solely because such person is an issuer of securities or associated person of an issuer of securities shall not be included in the meaning of such term for purposes of this rule. Rule 3a4-1(c)(2).

As indicated, employees of the Authority are government employees who will undertake In-house Marketing Services in the course of their official duties as employees of the Authority. Therefore, to the extent the Authority is considered an "issuer" under Rule 3a4-1(c)(1), then Authority employees would constitute "associated persons" for purposes of Rule 3a4-1. For determining the applicability of Rule 3a4-1 in this case, the Authority represents and warrants that none of its employees are or will be subject to statutory disqualification under Exchange Act Section 3(a)(39), and they will not be compensated in connection with performance of In-house Marketing Services by payment of commissions or other remuneration based directly or indirectly on securities transactions with respect to the Plans. Further, the Authority represents that none of its employees will be an "associated person of a broker or dealer at the time of performance of In-house Marketing Services." Lastly, Authority employees will be performing In-house Marketing Services solely in connection with and involving offers and sales of securities pursuant to the Plans, and both Plans constitute a "profit sharing, pension, retirement, thrift, savings, ..., or similar plan for employees of an issuer ..." within the meaning of Rule 3a4-1(a)(4)(i)(D). In summary, by application of Rule 3a4-1 and based on the representations made herein by the Authority, Authority employees performing In-house Marketing Services will not constitute broker/dealers subject to registration under the Exchange Act.

Please contact me with any questions regarding this matter.

Sincerely,

Alan D. Pauw

ADP:pjh

cc: Kentucky Public Employees' Deferred Compensation Authority